UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Euroseas Ltd.
(Exact Name of Registrant as Specified in Its Charter)
Republic of the Marshall Islands	N/A
(State of Incorporation or Organization)	(IRS Employer Identification No.)
4 Messogiou & Evropis Street 151 24 Maroussi, Athens, Greece
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights under Stockholders Rights Agreement	The Nasdaq Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1.	Description of Registrants Securities to be Registered

On May 10, 2019, the Board of Directors (the “Board”) of Euroseas Ltd., a Marshall Islands corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.03 per share (the “Common Stock”) and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of May 27, 2019 (the “Rights Agreement”), by and between the Company and American Stock Transfer and Trust Company LLC, as rights agent. The dividend is payable on May 28, 2019 to the shareholders of record on May 27, 2019.
The Board has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the outstanding shares of Common Stock without the approval of the Board. If a shareholder’s beneficial ownership of the Common Stock as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is attached as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
Rights Evidenced by Common Share Certificates
The Rights will not be exercisable until the Distribution Date (defined below).  We will not send Certificates for the Rights (“Rights Certificates”) to shareholders and the Rights will attach to and trade only together with the Common Stock.  Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
Distribution Date
The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company’s Board of Directors) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Stock.  The earlier of these dates is referred to as the “Distribution Date.”  Persons who are beneficial owners of 15% or more of the Common Stock outstanding on the effective date of the rights agreement are excluded from the definition of “Acquiring Person” until such time as they acquire additional shares of stock in an amount equal to 2% of the Common Stock, and therefore until such time, these stockholders will not be deemed to be Acquiring Persons.
Issuance of Rights Certificates; Expiration of Rights
As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) May 30, 2029, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.
Initial Exercise of the Rights
Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $3.00 per one one-thousandth of a share of the Series C Participating Preferred Stock (the “Purchase Price”).  In the event that the Company does not have sufficient Series C Participating Preferred Stock available for all Rights to be exercised, or the board of directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series C Participating Preferred Stock for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Stock
Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price.  Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
Right to Buy Acquiring Company Stock
Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.
Exchange Provision
At any time after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Stock, the board of directors of the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person, which shall be void), in whole or in part, at an exchange ratio of one share of Common Stock per Right.
Redemption
At any time on or prior to the close of business on the earlier of (i) the Distribution Date and (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.
Adjustments to Prevent Dilution
The Purchase Price payable, the number of Rights, and the number of shares of Series C Participating Preferred Stock or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.
Cash Paid Instead of Issuing Fractional Shares
No fractional Common Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.
No Shareholders’ Rights Prior to Exercise
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.
Amendment of Rights Agreement
The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Rights and Preferences of the Series C Participating Preferred Stock
Each one one-thousandth of a share of Series C Participating Preferred Stock has rights and preferences substantially equivalent to those of one share of Common Stock.

Certain Anti-Takeover Effects
The Rights approved by the board of directors are designed to protect and maximize the value of the Company’s securities in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors.  Takeover attempts may include coercive tactics, which deprive the Company’s board of directors and its shareholders of a meaningful chance to determine the Company’s future.  The Rights have been declared by the board of directors in order to deter such tactics, as they unfairly pressure shareholders and may deprive them of the full value of their shares.
The Rights will not prevent a takeover of the Company.  Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date, and therefore, should not interfere with any merger or business combination approved by the board of directors.
Item 2.	Exhibits	Description

4.1
Form of Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC, as Rights Agent, which includes as Exhibit A the Form of Statement of Designation of Series C Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on May 27, 2019).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: May 27, 2019	EUROSEAS LTD.

	By:	/s/Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President